SECURI 02021681 IMISSION
...ashington, D.C. 20549

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SEC MAIL PROCESSING
RECEIVED
AUG 2 6 2002
WASH. SECTION

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 31691 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING July 1, 2001 AND ENDING June 30, 2002
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Confidential Management Financial Services, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
555 South Old Woodward Avenue, Suite 600
(No. and Street)

| Birmingham | MI | 48009 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John F. Noonan (248) 540-7511
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
James D. Tassoni, CPA
(Name – *if individual, state last, first, middle name*)

| 37000 Grand River, Suite 280 | Farmington Hills | MI | 48335 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

PROCESSED
SEP 1 8 2002
THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, John F. Noonan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Confidential Management Financial Services, Inc., as of June 30, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_______________

_______________

_______________

Signature

President

Title

*CRAIG M. ADAMS*
*Notary Public, Oakland County, MI*
*My Commission Expires 12-05-2003.*

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# CONFIDENTIAL MANAGEMENT FINANCIAL SERVICES, INC.

## FINANCIAL STATEMENTS

For the Year Ended June 30, 2002

CONFIDENTIAL MANAGEMENT FINANCIAL SERVICES, INC.

TABLE OF CONTENTS

**JAMES D. TASSONI**

CERTIFIED PUBLIC ACCOUNTANT
37000 GRAND RIVER, SUITE 280
FARMINGTON HILLS, MICHIGAN 48335

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

TELEPHONE (248) 471-4280
FACSIMILE (248) 478-7332

MEMBER
MICHIGAN ASSOCIATION OF
CERTIFIED PUBLIC ACCOUNTANTS

# INDEPENDENT AUDITORS' REPORT

The Board of Directors
Confidential Management Financial Services, Inc.
Birmingham, Michigan

I have audited the accompanying balance sheet of Confidential Management Financial Services, Inc., as of June 30, 2002, and the related statements of changes in stockholders' equity, income and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Confidential Management Financial Services, Inc., as of June 33, 2002, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

James D. Tassoni
James D. Tassoni
Certified Public Accountant

July 19, 2002

CONFIDENTIAL MANAGEMENT FINANCIAL SERVICES, INC.
(A Michigan Corporation)

BALANCE SHEET
June 30, 2002

## ASSETS

| | | |
|---|---|---|
| Cash and Equivalents | | $ 12,354 |
| Prepaid Insurance | | 945 |
| Total Assets | | $ 13,299 |

## LIABILITIES

| | | |
|---|---|---|
| Federal Income Tax Payable | | $ 141 |
| Total Liabilities | | $ 141 |

## STOCKHOLDERS EQUITY

| | | |
|---|---|---|
| Common Stock, $1 Par Value | | |
| Authorized | 50,000 Shares | |
| Issued and Outstanding | 10,000 Shares | $ 10,000 |
| Retained Earnings | | 3,158 |
| Total Stockholders Equity | | $ 13,158 |
| Total Liabilities and Stockholders Equity | | $ 13,299 |

See Accountants' Audit Report

CONFIDENTIAL MANAGEMENT FINANCIAL SERVICES, INC.
(A Michigan Corporation)

STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY
For the Year Ended June 30, 2002

| | Common Stock | Retained Earnings | Total Stockholders Equity |
|---|---|---|---|
| Balance July 1, 2001 | $10,000 | $ 2,045 | $ 12,045 |
| Net Income | | 1,113 | 1,113 |
| Balance, June 30, 2002 | $10,000 | $ 3,158 | $ 13,158 |

See Notes to Financial Statements

CONFIDENTIAL MANAGEMENT FINANCIAL SERVICES, INC.
(A Michigan Corporation)

STATEMENT OF INCOME
For the Year Ended June 30, 2002

| | |
|---|---|
| Revenues: | |
| Fees | $ 685,985 |
| Total Revenue | $ 685,985 |
| Operating Expenses: | |
| Administrative Services | $ 671,063 |
| Commissions | 7,858 |
| Regulatory Expense | 5,629 |
| Insurance Expense | 350 |
| Miscellaneous Expense | 15 |
| Total Operating Expenses | $ 684,915 |
| Income From Operations | 1,070 |
| Interest Income | 184 |
| Income Before Provision for Federal Income Tax | 1,254 |
| Provision for Federal Income Tax | 141 |
| Net Income | $ 1,113 |

See Notes to Financial Statements

CONFIDENTIAL MANAGEMENT FINANCIAL SERVICES, INC.
(A Michigan Corporation)

STATEMENT OF CASH FLOWS
For the Year Ended June 30, 2002

| | |
|---|---|
| Operating Activities Cash Flows: | |
| Net Income | $ 1,113 |
| Adjustments to Reconcile Net Income to Net Cash Operating Activities Cash Flows: | |
| Increase in prepaid insurance | (945) |
| Decrease in accounts payable | (630) |
| Total Adjustments | $ (1,575) |
| Net Operating Activities Cash Flows | $ (462) |
| Net Change in Cash | (462) |
| Cash, July 1, 2001 | 12,816 |
| Cash, June 30, 2002 | $ 12,354 |

See Notes to Financial Statements

CONFIDENTIAL MANAGEMENT FINANCIAL SERVICES, INC.
(A Michigan Corporation)

NOTES TO FINANCIAL STATEMENTS
June 30, 2002

Note A: Accounting Policies:

The following is a summary of significant accounting policies followed in the preparation of the financial statements:

Business:

Confidential Management Financial Services, Inc. (CMFS) is a registered broker-dealer of securities and a member of the National Association of Securities Dealers, Inc. (NASD).

CMFS sells mutual funds, life insurance policies, variable annuities and some direct participation programs. SEC Rule 15c3-1 details the net capital requirements the Company must meet. CMFS has adopted the $5,000 minimum net capital requirement contained in that rule. This rule places significant restrictions on the manner in which it must handle customer funds and transact its business. The Company does not collect any cash. Cash is paid by the customers directly to the issuing entities. The Company also does not hold any securities for customers or effect any financial transactions with its customers. It, therefore, conforms to the exemption provision contained in rule 15c3-3.

Cash and Equivalent:

Cash and equivalent includes cash in banks and a certificate of deposit maturing in less than sixty days.

Revenue Recognition:

The Company records revenue when earned. Generally, the earning process is not complete until investments, placed on behalf of its customers, are accepted by the investment sponsor.

CONFIDENTIAL MANAGEMENT FINANCIAL SERVICES, INC.
(A Michigan Corporation)

NOTES TO FINANCIAL STATEMENT
June 30, 2002

Note B: Related Parties:

CMFS has entered into an agreement with its stockholders whereby the stockholders have assigned to CMFS all of their rights and interest in all commissions, concessions and other fees earned or due him through his activities as a Registered Representative of CMFS in consideration of his association as a Registered Representative of CMFS. Revenues earned under this agreement totaled $483,211 for the year ended June 30, 2002.

CMFS is related by common ownership to Confidential Management Services, Inc. (CMS). CMFS has entered into a contract with CMS, whereby CMS provides administrative and office support services to CMFS. The contract provides that payment for these services shall approximate all commissions, concessions and other revenues earned by CMFS as a result of its securities activities, except for fees earned as the result of direct participation programs. At such time that CMFS shall participate in the sale of direct participation programs, any additional support services necessary and provided by CMS shall be subject to a separate agreement at negotiated fees. Amounts paid by CMFS under this contract totaled $671,063 for the year ended June 30, 2002.

Note C: Common Stock:

On April 26, 2000 the then sole shareholder of the Company sold 50% or 5000 shares of the Company to the Company's Vice President. The two individuals are now equal owners of the Company.

AUDITOR'S REPORT ON SUPPLEMENTAL INFORMATION

Board of Directors
Confidential Management Financial Services, Inc.
Birmingham, Michigan

My audit of the basic financial statements included in the preceding section of this report was performed for the purpose of forming an opinion on those statements taken as a whole. The supplemental material presented in the following section of this report is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole. I have found no material differences in the audited computations of the net capital. I have found no material inadequacies to exist.

James D. Tassoni
Certified Public Accountant

July 19, 2002

CONFIDENTIAL MANAGEMENT FINANCIAL SERVICES, INC.
(A Michigan Corporation)

STATEMENT OF COMPUTATION OF MINIMUN CAPITAL REQUIREMENTS
For the Year ended June 30, 2002

| | |
|---|---|
| Total Assets | $ 13,299 |
| Total Liabilities | 141 |
| Adjusted Net Capital | $ 13,158 |
| Minimum Capital Required | 5,000 |
| Excess Net Capital | $ 8,158 |

The information on this statement is in agreement in all material respects with the unaudited Focus Report 2-A filed by the Company as of June 30, 2002.

See Auditor's Report on Supplemental Information